SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that in addition to the Material Fact of November 17, 2016, the investment budget set forth in the Business and Management Master Plan for the period from 2017 to 2021 ( "PDNG 2017-2021"), specified per year, as follows:

 (R$) million

	2017	2018	2019	2020	2021	2017 - 2021
Corporate Investments	6,516	5,298	5,510	6,527	4,942	28,793
a - Contratacted	4,847	4,508	4,708	5,801	4,634	24,499
Generation	2,241	3,141	3,807	4,972	3,809	17,969
Transmission	1,705	1,185	741	664	680	4,975
Distribution	655	-	-	-	-	655
b - New Investments	1,669	790	801	726	308	4,294
Generation	24	49	51	53	56	232
Transmission	14	661	667	585	161	2,089
Distribution	1,556	-	-	-	-	1,556
Investments in SPEs	2,438	978	1,.567	1,151	840	6,974
a - Contratacted	2,438	978	650	512	535	5,112
Generation	1,701	710	566	512	535	4,023
Transmission	737	268	84	-	-	1,089
b - New Investments	-	-	918	639	305	1,861
Generation	-	-	604	309	305	1,218
Transmission	-	-	313	330	-	643
Total Investiments	8,954	6,276	7,077	7,678	5,782	35,767

Rio de Janeiro, november 22, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.